SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

897837100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,265,113(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,265,113(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,265,113(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Items 4 and 5.

Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of February 6, 2014 ( the “Schedule 13D”). This Statement constitutes Amendment No. 1 to the Schedule 13D (the “Amendment”). Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.) .

Item 4. Purpose of Transaction:

This Item on Schedule 13D has amended and supplemented as follows:

On November 24, 2014, the Reporting Person sent the letter attached hereto on Annex A to the President and Chief Executive Officer and the Board of Directors of the Company (the “Letter”), which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer:

(a) Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed on November 13, 2014, 42,693,825 shares of Common Stock were outstanding as of November 13, 2014. Due to the Maximum Percentage Limitation, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person on account of any future exercise of the Warrants or conversion of the Series B Preferred is 4,265,113 shares of Common Stock, representing 9.99% of the Company’s outstanding Common Stock (calculated in the manner set forth under Rule 13d-3(d)(1)(i) or the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended). Absent the Maximum Percentage Limitation, the Warrants would be exercisable into, and the Series B Preferred would be convertible into, 9,169,215 shares of Common Stock in the aggregate. Included in all of these calculations are the shares of Common Stock held by the Chez Family Foundation, over which the Reporting Person has the sole voting and dispositive power.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) Except as disclosed below, during the past 60 days, the Reporting Person effected no transaction in the Company’s securities:

October 21, 2014 134,182 shares of Common Stock at $0.27285 per share (open market transaction)

October 30, 2014 22,500 shares of Common Stock at $0.36 per share (open market transaction)

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits:

The Letter is attached hereto as Annex A to this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2014.

By:	/s/ Barry L. Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

ANNEX A

Ronald Chez

November 24, 2014

Lance Leonard, President and CEO and

Board of Directors of

True Drinks Holdings, Inc.

18552 MacArthur Blvd.

Suite 325

Irvine, CA 92612

Gentlemen:

As you know, subsequent to your most recent conference call discussing third quarter results, there has been a precipitous decline in the valuation for TRUU Drinks.

At the earliest convenience, I want to discuss the establishment of guidelines for Officer and Director ownership of TRUU Drinks. I am not talking about options, I mean a defined program with respect to the purchase of TRUU Drinks common stock, and specific ownership amounts, relative to compensation. I strongly believe that actual purchases of stock are significantly different in demonstrating commitment as a necessary complement to other compensation

With respect to your Directors, I would like to understand what they are assigned to accomplish in building TRUU’s capabilities. Directors should be given specific responsibilities to extend the management resources of the company.

Also, I would like to review management structure and allocation of resources that will further enable TRUU to realize on the significant opportunity that is available. Given the opportunities for a no sugar, healthy kids drink, communications to shareholders, and prospective shareholders, have been less than satisfactory. I believe the prospects are significant, and much more can be done to appropriately position the company in the marketplace. There is no competition for your product today - The company must capitalize on this market opportunity in the near term.

In addition, I would like to discuss financing requirements to fund growth. I can either personally provide financial support, or I can assist the company in arranging financing.

At your earliest convenience, let’s establish a time to meet.

Ron Chez